UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 03 June 2015

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

364 M

Board of Directors

Dr Graham Kelly

Chairman & Executive Director

Steve Coffey

Non Executive Director

John O’Connor

Non Executive Director

Prof Peter Gunning

Non Executive Director

MARKET RELEASE

3 June 2015

NOVOGEN EXPANDS BOARD WITH TWO NEW APPOINTMENTS

•    Bringing major pharma industry experience

•    Bringing global business growth and planning experience

3 June 2015, Sydney Australia – Australian-US drug discovery and development company, Novogen Limited (ASX:NRT; NASDAQ:NVGN), announced today the appointment of two new non-executive directors to its Board. Mr Bryce Carmine and Mr Ian Phillips will extend the Board to 6 members, inclusive of 5 Non-Executive directors and an Executive Chairman.

Novogen Group Chairman and CEO, Graham Kelly, said, “With the Company now entering a significant growth phase, the Board needed to be expanded to deal with a growing committee workload. But we also recognised a critical need to bring on-board specific skill sets to complement the current Board.”

“Bryce Carmine comes with 36 years of experience with one of the world’s largest pharmaceutical companies, for much of that time at senior executive level, including being responsible for Eli Lilly’s global late-stage drug development pipeline. His understanding of the drug development process and the dynamics of the pharmaceutical industry will be invaluable as the Company works towards its goal of becoming a major global drug discovery and development company across a broad range of therapeutic indications. Bryce will Chair the Board’s Scientific Committee.”

“Ian Phillips comes with a background in wholesale banking at a senior executive level. Experience in strategic planning, economic modelling and financial controls are skills that Ian brings to the Board. Ian will Chair the Board’s Strategic Planning Committee.”

Both directors hold US residency and are domiciled in the US, Bryce in Chicago and Ian in New York. This is a deliberate strategy to reflect the growing presence of the Company in the US and its growing US shareholder base, in addition to the Company’s projected business growth in the US. Ian, in particular, will support the Sydney-based CEO in the running of the Company’s New York office.

About Bryce Carmine

Bryce Carmine retired from Eli Lilly & Co. as Executive Vice President for Eli Lilly & Co, and President, Lilly Bio-Medicines business unit, which he assumed on Nov. 2009. Prior to the creation of Business Units at Lilly he had been EVP, Global Marketing and Sales and a member of the company’s Executive Committee.

In 1999 when Carmine returned to the US from Japan he held a series of portfolio leadership roles culminating in Mar. 2005 when he was named President, Global Pharmaceutical Product Development, with responsibility for the entire late-phase pipeline development across all therapeutic areas for Lilly.

During his career with Lilly Bryce held several country leadership positions including President Eli Lilly Japan, Managing Dir. Australia/NZ & General Manager of a JV for Lilly in Seoul, Korea.

Born in New Zealand, he received a B.Sc. in biochemistry from Massey University prior to joining Eli Lilly in NZ.

Bryce is currently Chairman & CEO for HaemaLogiX, a newly formed Sydney-based biotechnology company.

About Ian Phillips

Ian M Phillips, MNZM, has been involved with International Banking, global financial markets and Corporate Finance for over 30 years having worked in New York (20 years), London (5 years), Singapore (6 months), Sydney (5 years) and Wellington, NZ (4 years).

Ian is President of KUMARA Inc, Chairman of Nutraceutical and Natural Products AG, Deputy Chairman of the American Australian Association, Immediate Past-President of the American Friends of the National Gallery of Australia, Chairman of American New Zealand Association, an Advisory Board of the US-NZ Council, and a Board member of the American Friends of Christchurch.

Phillips studied at Otago University, University of Colorado and the London School of Economics.

Phillips holds dual USA & New Zealand citizenship.

About Novogen

Novogen is a public, Australian-US drug development company whose shares trade on both The Australian Securities Exchange (NRT) and NASDAQ (NVGN). The Novogen group includes US-based, CanTx Inc, a joint venture company with Yale University. Novogen has two drug technology platforms yielding drug candidates that are first-in-class with potential application across a broad range of degenerative diseases. In the oncology field, the ultimate objective is to see both drug technologies used in combination as first-line therapy across most forms of cancer, with the objective of preventing tumor recurrence. This objective is based on a strategy of achieving comprehensive destruction of the full hierarchy of cells within a tumor with the super-benzopyran technology platform killing the tumor-initiating cells and the anti-tropomyosin technology combining with vinca alkaloids to deliver a potent chemical debulking effect on their daughter cells.

For more information, please visit www.novogen.com

Corporate Contact Dr. Graham Kelly Executive Chairman & CEO Novogen Group Graham.Kelly@novogen.com +61 (0) 2 9472 4101	Media Enquiries Prue Kelly Media Officer Novogen Group Prue.Kelly@novogen.com +61 (0) 2 9472 4101

Forward looking statement

All statements other than statements of historical fact included in this announcement including, without limitation, statements regarding future plans and objectives of Novogen Limited (“Novogen”) are forward-looking statements. When used in this announcement, forward-looking statements can be identified by words such as ‘may’, ‘could’, ‘should’, ‘would’, ‘believes’, ‘estimates’, ‘targets’, ‘expects’ or ‘intends’ and other similar words that involve risks and uncertainties.

Such statements relate to future events and expectations and as such involve known and unknown risks and uncertainties. These risks and uncertainties include, among other things, market conditions, weather risks, economic and political risks.

These statements are based on an assessment of present economic and operating conditions, and on a number of assumptions regarding future events and actions that, as at the date of this announcement, are expected to take place. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the control of Novogen, its directors and management, which could cause Novogen’s actual results to differ materially from the results expressed or anticipated in these statements.

Novogen cannot and does not give any assurance that the results, performance or achievements expressed or implied by the forward-looking statements contained in this announcement will actually occur and investors are cautioned not to place undue reliance on these forward-looking statements. Actual results, actions, and developments may differ materially from those expressed or implied by those forward-looking statements depending on a variety of factors.

Novogen does not undertake to update or revise forward- looking statements, or to publish prospective financial information in the future, regardless of whether new information, future events or any other factors affect the information contained in this announcement, except where required by applicable law and stock exchange listing requirements.